FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Management Proposal and Participation Manual for the Extraordinary General Meeting to be held on January 11, 2024.

São Paulo, December 10, 2023.

TABLE OF CONTENTS

1. INTRODUCTION	2
2. Shareholder participation	3
2.1. Participation In The Meeting Via Electronic System	3
2.2. Participation Via Remote Voting Ballot	5
3. MANAGEMENT PROPOSAL	7
I. Increase of the Company’s authorized capital	7
II. Definition of the number of members of the Board of Directors and conditioned election of its members	8
II.A Voting procedure	8
II.B Classification of the independent members of the Board of Directors	8
III. Improvement of the Company’s coroporate capital
IV. Modificafion of the number of Co-Vice Presidents and election of the President and Vice-President of the Board of Directors	9
V. Consolidation of the Company’s Bylaws	9
4. corporate approvals	10
Schedule I	11
Schedule II	13
Schedule III	19

1.               INTRODUCTION

Dear Shareholders,

The management of Companhia Brasileira de Distribuição (“Company” or “GPA”) hereby presents information about the matters to be resolved by proposal of the Management at the Company’s Extraordinary General Meeting (“Meeting”) to be held exclusively digitally, including for voting purposes, on January 11, 2024, at 11.00 a.m., pursuant to the Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), as well as the explanations required for the participation of Shareholders.

The Company has prepared this Management Proposal and Participation Manual to the Meeting (“Proposal”) in compliance with good corporate governance and transparency practices, aiming to guide and clarify all its Shareholders about the matters that will be resolved, being its Investor Relations Department at disposal to clarify any additional questions.

At the Meeting, the following matters on the agenda will be resolved:

I.	Increase of the limits of the authorized capital of the Company, with consequential modification of Article 5 of the Company’s Bylaws;
II.	Deciding on the establishment of nine (9) members for the new mandate of the Company’s Board of Directors, with election conditioned to the settlement of a potential tender offer for primary distribution of the Company’s shares (“Potential Offer”);
III.	Election of the members of the Board of Directors and appointment of the President, conditioned to the liquidation of the Potential Offer;
IV.	Modification of the Paragraph 1, Article 2, of the Company’s bylaws, to include an activity already practiced by the Company within the scope of its corporate object;
V.	Modification of the number of Co-Vice-Presidents and respective competence for nomination of the President and Vice-President of the Board of Directors, with the consequent exclusion of item “iii” of the Article 8 of the Company’s Bylaws and modification of the wording of articles 8, 13 and 15 and paragraph 1st of article 14 of the Company’s Bylaws;
VI.	Consolidation of the Company’s Bylaws to reflect the modifications proposed herein.

The Management’s proposals on the items for the Meeting, as well as information on each of the matters, are detailed in item 3 of this Proposal.

São Paulo, December 10, 2023.

The Management

Companhia Brasileira de Distribuição

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2.	SHAREHOLDERS’ PARTICIPATION

As per the guidelines below, the Company will admit the participation of Shareholders by: (i) voting via electronic system during the Meeting; or (ii) sending a Remote Voting Ballot, which is available on the Company’s Investor Relations website (www. gpari.com.br) and on the websites of the CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), and may be sent through their respective custodian agents (if they provide this type of service), of Itaú Corretora de Valores S.A., which is the Company’s bookkeeping agent (“Bookkeeping Agent”) or directly to the Company by email, as indicated below (“Remote Voting Ballot”).

The Shareholder who participates in the Meeting through the digital platform will be deemed present and signing of the minutes and the Shareholders’ attendance book.

2.1.	Participation in the Meeting via electronic system

The Meeting will be held exclusively digitally. Shareholders or proxies/representatives who wish to participate in the Meeting through the digital platform must access the website https://www.tenmeetings.com.br/assembleia/portal/?id=03F4BC086C13, complete their registration and attach all documents necessary for their qualification to participate and/or vote at the Meeting, as indicated below, at least two (2) days prior to the date designated for the holding of the Meeting, that is, until January 9, 2024. Once the registration of the Shareholder is duly approved by the Company, the Shareholder will receive an individual login and password to access the platform using its e-mails.

The Proxy/representative must register with its data in the electronic address indicated above. After its registration is duly approved by the Company, he/she must, through the same link, indicate each Shareholder he/she will represent and attach all the documents indicated below. The proxy will receive an individual email regarding the qualification status of each registered Shareholder and will provide, if necessary, the complementation of the documents. The proxy that may represent more than one Shareholder will only be able to vote at the Meeting for the Shareholders whose qualification has been confirmed by the Company.

The following documents must be submitted by the Shareholders and/or their proxies/representatives, as the case may be, through the digital platform at the electronic address indicated above:

(a)	updated statement containing the respective shareholding, issued by the custodian agency;

(b)	For individuals: identity document with a photo of the Shareholder;

(c)	For legal entities: (i) Consolidated by-laws or articles of association of the Company, as the case may be, and the corporate documents that prove the legal representation of the Shareholder; and (ii) identity document with a photo of the proxy/legal representative;

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(d)	For investment funds: (i) consolidated by-laws of the fund; (ii) by-laws or articles of association of its administrator or manager, as the case may be, with due regard for the fund’s voting policy and corporate documents that evidence the powers of representation; and (iii) identity document with a photo of the attorney/legal representative; and

(e)	if any of the Shareholders indicated in items (b) to (d) above is represented by proxy, in addition to the respective documents indicated above, the Shareholder must submit (i) a power of attorney with specific powers for representation at the Meeting; (ii) identity documents of the attorney-in-fact present, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who signed the power of attorney that prove the powers of representation. For this Meeting, the Company will accept powers of attorney granted by Shareholders by electronic means, signed preferably with ICP-Brazil certification.

In order to ensure the participation of Shareholders, the Company will not require certified copies or notarization of documents issued and signed within Brazilian territory or the notarization, legalization/apostille and registration at the Office of Deeds and Documents in Brazil of those signed outside the country.

Furthermore, the Company will not require a sworn translation of documents that have been originally drawn up in Portuguese, French, English or Spanish languages, or that are accompanied by the respective translation into these languages, and it will be required in any other cases.

The following identity documents will be accepted, provided they have a valid photo RG, RNE, CNH, passport or officially recognized professional class cards.

Once the regularity of the proxy documents submitted under the terms above has been verified, after the qualification has been confirmed by the Company, the information and instructions for accessing the digital platform will be sent by email to each Shareholder (or their respective proxy/representative, as the case may be) who has duly registered, including, but not limited to, the login and individual access password, which will authorize only a single access to the Meeting.

Such information and guidance will be sent exclusively to the email address informed in the registration.

If the Shareholder (or the respective proxy/representative, as the case may be) has not received the aforementioned instructions, he/she must contact the Company via email at societario@multivarejogpa.com.br, with a copy to gpa.ri@gpabr.com, and no later than two (2) hours before the Meeting's starting time, so that the instructions may be forwarded to him/her.

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If it is necessary to complement the documents and/or provide additional clarifications in relation to the documents sent for registration purposes, the Company will contact the Shareholder (or his/her respective proxy/representative, as the case may be) to request such document complementation and/or additional clarifications in sufficient time to enable the information and guidelines for accessing the digital platform to be sent within the period referred to above.

Accredited Shareholders or proxies/representatives, as the case may be, undertake: (i) to use the individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, Shareholder or not, and the invitation is non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, Shareholder or not, the content or any information transmitted by virtual means during the holding of the Meeting.

Access to the electronic system of the Meeting will be restricted to Shareholders (or its respective proxy/representative, as the case may be) who register by January 9, 2024 and log on to the digital platform until the opening of the works. On the date of the Meeting, the link to access the digital platform will be available as of thirty (30) minutes prior to the time of the beginning of the Meeting, and the registration of the presence of the Shareholder via the electronic system will only occur by accessing the link, in accordance with the instructions indicated herein. The access of participants that do not hold shares of the Company and/or failed in sending the respect updated extract containing its share equity, duly issued by the custodian entity, shall not be permitted.

The access to the platform must be exclusively by computer and the Company recommends that Shareholders test and familiarize themselves with the digital platform beforehand, and access it at least thirty (30) minutes before the beginning of the Meeting in order to avoid possible operational problems with its use on the day of the Meeting.

The Company will not be responsible for connection problems of Shareholders or their proxies/representatives, as the case may be, or any other situation that is not under its control. Shareholders who do not receive the link for participation or have any other questions should contact the Investor Relations Department and/or the Corporate Legal Department at gpa.ri@gpabr.com and societario@multivarejogpa.com.

2.2.	Participation via Remote Voting Ballot

The Shareholders interested in exercising their voting rights by means of the Remote Voting Ballot, pursuant to CVM Resolution 81, should (a) fill out the Remote Voting Ballot, according to the filling out guidelines contained therein; and (b) send it (i) directly to the Company by email; or (ii) to the Bookkeeping Agent; or (iii) to their respective custodian agents (if they provide this type of service), according to the following instructions:

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I.       Sending the Remote Voting Ballot directly to the Company: The Shareholder shall send by email, with acknowledgment of receipt to the Corporate Legal Department (societario@multivarejogpa.com), the Remote Voting Ballot (completed, initialed and signed, without the need for notarization, according to the filling guidelines contained therein) accompanied by the copy of the documents listed in item 2.1 above. For this Meeting, the Company will accept the Remote Voting Ballot signed electronically, preferably with ICP-Brazil certification; or

II.       Sending the Remote Voting Ballot to the Company’s Custodian Agent or Bookkeeping Agent: The Shareholders holding stocks issued by the Company deposited in a central depository may transmit the voting instructions for completing the Remote Voting Ballot by means of their respective custodian agents, if they provide this type of service. The Shareholders whose stocks are not deposited with a central depository may transmit their voting instructions to the Company’s Bookkeeping Agent, through the channels provided by it. The delivery of the Remote Voting Ballot will be subject to the rules, guidelines and deadlines set by each Custodian Agent or the Bookkeeping Agent, as the case may be. To this end, the Shareholder should contact them and check the procedures, documents and information they establish for issuing voting instructions through the Remote Voting Ballot.

The Remote Voting Ballot is available on the websites of the Company (www.gpari.com.br), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In all cases, for the Remote Voting Ballot to be effective, January 4, 2024 (i.e., seven (7) days before the date of the Meeting) shall be the last day for its receipt by one of the above means, and not the last day for its mailing. If the Remote Voting Ballot is received after January 4, 2024, the votes will not be counted.

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3.	MANAGEMENT PROPOSAL

The Company's Management submits to the Meeting the proposals described below.

I.	Increase in the Company's Authorized Capital

In accordance with the existing Bylaws, the Board of Directors has the authority to increase the Company's capital stock by a maximum of 400,000,000 (four hundred million) common shares. At present, the Company has already received subscriptions and payments for 270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand, and sixty-nine) common shares.

In line with the Material Fact disclosed on December 11, 2023, the Company has initiated preliminary works for a potential offer of primary distribution of shares of the Company, in consonance with CVM Resolution No. 160, of July 13th 2022, for the estimated value of R$ 1 billion ("Potential Offer"). As part of this initiative, an increase in the authorized capital to a maximum of 800,000,000 (eight hundred million) common shares issued by the Company is proposed to enable the execution of the Potential Offer.

In accordance with CVM Resolution 81, the origin and rationale behind the amendment to the Company's Bylaws proposed above, as well as the analysis of its legal and economic implications, are thoroughly explained in Schedule III of this Proposal. Furthermore, Schedule IV of this Proposal includes the restated Bylaws with the highlighted amendments.

II.	Setting the number of Board of Directors members and the conditional election of those members

As of the present date, the Company's Board of Directors is comprised of eight (8) members, with five (5) members being appointed by its controlling shareholder, Casino Guichard Perrachon ("Casino"), and three (3) independent members.

In the context of the preliminary studies and strategic planning for the Potential Offer, , the Management of the Company proposes the election of a new slate for the Board Of Directors, conditioned upon the settlement of the Potential Offering and with the commencement of their mandate term 30 (thirty) days after the closing of the Potential Offering.

The new slate proposed by the Company’s management to be elected at the extraordinary shareholders’ meeting results from the aligned decision between the Company’s management and Casino and is composed of 9 (nine) members, being 6 (six) independent members, 2 (two) members indicated by Casino and 1 (one) member representing the management of the Company, as detailed below. The composition proposed herein is in line with the expected dilution of Casino.

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Name	Position
Renan Bergmann	Independent Member and Chairman
Christophe José Hidalgo	Member elected by Casino
Philippe Alarcon	Member elected by Casino
Marcelo Ribeiro Pimentel	Member representative of the Company’s management
Eleazar de Carvalho Filho	Independent Member
Luiz Augusto de Castro Neves	Independent Member
José Luis Gutierrez	Independent Member
Márcia Nogueira de Mello	Independent Member
Rachel de Oliveira Maia	Independent Member

Accordingly, the Company's Management proposes that the Board is composed of 9 (nine) members and also the election of the members referred to hereinabove, subject to the settlement of the Potential Offer.

After the election with the settlement of the Potential Offer, the members will take office in 30 (thirty) days thereafter to comply with the unified mandate 2024-2026, that is, until the annual general meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2025.

If the Potential Offer is not made effective until the convening of the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending December 31, 2023 (“AGM”), the approval of the conditional election, if obtained, will lose its effectiveness, and the Company will include the election of the Board of Directors for the 2024-2026 mandate on the AGM agenda.

Pursuant to the provisions of article 11, item I, of CVM Resolution 81, the Management provides in Schedule I of this Proposal the information contained in sections 7.3 to 7.6 of the Company's Reference Form related to said members of the Board of Directors.

II.A.       Method of Voting

Considering that the proposal for the Board of Directors to be composed of 9 (nine) members, (i) all members of the Board of Directors shall be elected by majority vote or multiple vote (if required under the law), or (ii) if a member of the Board of Directors is elected by separate vote (if required by the law), the other members of the Board of Directors shall be elected by majority vote or multiple vote (if required by the law).

Shareholders of The Company, whether acting individually or jointly, and holding at least 10% (ten percent) of the voting capital stock, have the authority to elect a member of the Board of Directors through a separate vote. This election can be carried out without the participation of the controlling shareholder. The Company's shareholders representing at least 5% (five percent) of the voting capital stock, whether individually or jointly, may request to the Company, in writing, the adoption of the multiple voting process. This is an election procedure whereby each share is assigned as many votes as there are positions to be filled on the board of directors, and every shareholder is entitled to accumulate the votes in a single candidate or distribute them among several ones.

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Pursuant to Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporations Act"), shareholders who intend to request the adoption of the multiple voting process must do so up to 48 (forty-eight) hours before the Meeting, and it is up to the corresponding meeting's chairperson and secretary that directs the work of the Meeting to inform the shareholders in advance, in view of the Attendance Book, about the number of votes required for the election of each member of the Board of Directors.

If the election of the Board of Directors' members is made by the multiple voting system combined with the separate vote, the Brazilian Corporations Act guarantees the controlling shareholders the right to elect directors in a number greater than those elected by the other shareholders, regardless of the number of members determined to compose the Board. In this case, election by separate vote shall be performed prior to election by multiple vote. The votes used in a separate vote may not be used again for the election of other members of the board of directors at the Meeting, either by majority vote or by multiple vote (if required, pursuant to the applicable legislation).

II.B.       How Board of Directors' members are deemed as independent members

Under the Novo Mercado Regulation, the independence of the Board of Directors' members must be scrutinized considering the objective requirement of prevention from exercising the company's management—which, once verified, prevent them to be deemed an independent director—as well as and subjective parameters that take into account the person's relationship with the Company, its controlling shareholder and managers, and the potential of such relationship to affect the independence of the board of directors.

In this sense, under article 16, paragraph 1, of the Novo Mercado Regulation, the following criteria prevent a director from being considered independent:

•	to be a controlling shareholder of the Company;
•	to be entitled to vote at the meetings of the Board of Directors, whether restricted or pegged to a shareholders' agreement related to the Company;
•	to be a spouse, partner or relative, in a straight or collateral line, up to the second degree of the controlling shareholder, the company's manager or the manager of the controlling shareholder; or
•	to have been, in the previous three (3) years, an employee or director of the company or its controlling shareholder.

In case any of the prevention cases hereinabove is verified, the candidate at issue may be elected a member of the Board of Directors, but he or she cannot not be characterized as an "independent director" pursuant to the Novo Mercado Regulation. If the nominee does not fulfill any of the aforementioned impediment cases, certain relationships of the candidate that, due to their characteristics, magnitude and extent, may imply a loss of independence, pursuant to article 16, paragraph 2 of the Novo Mercado Regulation, must also be analyzed.

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After these considerations and based on the information provided by the candidates on the Board of Directors' analysis report approved at the meeting held on December 10, 2023, in Schedule II to this Proposal, the management considers that the following candidates meet the independence criteria provided for in the Novo Mercado Regulation: Renan Bergmann, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, José Luis Gutierrez, Márcia Nogueira de Mello e Rachel de Oliveira Maia.

Thus, the Management hereby proposes that such members, if elected, are deemed as independent directors.

III.	Improvement of the Company's Corporate Purpose

The Management hereby proposes the inclusion of the activity of managing intangible financial assets in the first paragraph of Article 2 of the Company’s Bylaws, once that such activity is already made by the Company within the scope of the management of its brands, patents, customer portfolio, and know-how, related to the Company's corporate purpose.

Considering that the proposed change hereinabove do not imply a change in the Company's corporate purpose, but only a detailing of already existing activities, the right of withdrawal provided for in article 137 of the Brazilian Corporations Act is not applicable.

IV.	Modification of the number of Co-Vice-Presidents and competence for election of the President and Vice-President of the Board of Directors

Under the terms of article 13 of the Company’s Bylaws, there may be appointed up to 2 members of the Board of Directors as Co-Vice-Presidents of such body, and the competence for the respective election, as well as for the election of the President of the Board of Directors, if of the General Meeting, according to item “iii” of article 8 of the Bylaws.

The Management of the Company proposes the modification of article 13 to set forth that the Board of Directors may have only one Vice-President, simplifying the organizational structure of the Company, with consequential modification of the articles of the Bylaws that mention the Co-Vice-President(s), which are article 8, paragraph 1st of article 14 and article 15.

Further, the Management of the Company proposes that the Board of Directors itself be competent for nominating the President and Vice-President of the Board of Directors, instead of the General Meeting, with the consequential exclusion of item (iii) of article 8 and modification of the wording of article 13 of the Company’s bylaws. With that, the members of the body may determine its organizational structure.

In accordance with CVM Resolution 81, the origin and rationale behind the amendment to the Company's Bylaws proposed above, as well as the analysis of its legal and economic implications, are thoroughly explained in Schedule III of this Proposal. Furthermore, Schedule IV of this Proposal includes the restated Bylaws with the highlighted amendments.

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V.	Proposal of the Company's Restated Bylaws

The Management hereby proposes that the Company's Bylaws are amended and restated to reflect the changes proposed in sections I, III and IV above, according to Schedule IV of this Proposal.

4.               Corporate Approvals

This proposal was approved by the Company's Board of Directors at meeting held on September December 10, 2023, according to the minutes that are available at the Company's head office and on the Company's website (www.gpari.com.br), Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

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Schedule I

Items 7.3 to 7.6 of the Company’s Reference Form

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7.3 Composition and professional experience of the management and the fiscal council

a. Name

b. date of birth

c. occupation

d. Taxpayers’ ID. (CPF) or passport number

e. elective position held

f. date of election

g. date of entry into office

h. term of office

i. whether he/she was elected by the controlling shareholder or not

j. whether he/she is an independent member, under the specific regulations applied to the matter

k. if the management member or fiscal council member has been exercising consecutive terms of office, the date of commencement of the first of such terms of office

l. major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

m. provide a description of any of the following events that have taken place within the past five years:

i. criminal conviction

ii. A conviction in an administrative proceeding conducted by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), along with the corresponding penalties

iii. any final and unappealable decisions, either in legal/court or administrative proceedings, which has prevent him/her from performing any professional or business activities

Name	Renan Bergmann
Date of birth	February 16, 1954
Occupation	Engineer
Taxpayers’ ID (CPF) or passport number	202.104.690-72
Elective position held	Independent member and President of the Board of Directors (sitting member)
Management Body	Board of Directors
Date of election	January 11, 2024

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He took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Nomination, whether he was elected by the controlling shareholder or not	Yes
Whether he is an independent member, and if so, report the criteria used by the Company to establish such independence	Yes, he is an independent member under the definition of an “independent director” as provided for in the Novo Mercado Listing Regulation of B3 S.A.
Start of his first term of office:	April 30, 2020
Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Renan Bergmann holds a Bachelor's Degree in Chemical Engineering from the Federal University of Rio Grande do Sul. He completed the Executive Program at the John E. Anderson Graduates School of Management and the “Making Corporate Board More Effective” Executive Program at Harvard Business School, with a specialization in corporate governance, compliance, and people strategy. He was a member of the Board of Directors of Fogo de Chão, with activities focused on food security and food support for the families of employees affected by the decrease in income during the pandemic, food and family well-being, guaranteed basic income/ information security/ cyber security until September 2023. Furthermore, he holds a position on the Board of Directors at Paragon, a company specializing in the plastic film sector, prioritizing resource-conscious production techniques. Senior Advisor of the Rhone Group. He held positions on the Board of Directors for SLC Participações, specializing in the agribusiness sector, and FCC Campo Bom. Additionally, he was a Board member of CCRR, a company engaged in infrastructure and highway concession operations, and Ranpak, a producer of environmentally friendly packaging, and Board member of Almatis, refractory company for high temperature furnaces.

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Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Renan stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Renan stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations. Not applicable

Name	Christophe José Hidalgo
Date of birth	October 25, 1967
Occupation	Accountant
Taxpayers’ ID (CPF) or passport number	214.455.098-06
Elective position held	Member of the Board of Directors
Management Body	Board of Directors
Date of election	January 11, 2024
He took office on:
Term of office effective by	Annual General Meeting to be held in 2025
Nomination, whether he was elected by the controlling shareholder or not	Yes
Whether he is an independent member, and if so, report the criteria used by the Company to establish such independence	He is not an independent director.
Start of his first term of office:	December 28, 2020

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Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Christophe Hidalgo held the position of interim Chief Executive Officer from November 2020 to March 2021, in addition to his roles as Vice President of Finance and Investor Relations. He has been the Company's Vice President of Finance since 2012. From 2010 to 2012, he held the position of CFO (Chief Financial Officer) at Grupo Éxito (Colombia), which is a subsidiary of the Casino Group. After joining Casino in 2000, he held multiple positions in finance and controlling within the Group. In his previous engagement in Brazil, he held the position of CFO for the Castorama network from 1996 to 2000. Christophe, a French citizen, holds a bachelor's degree in private law and a degree in finance and accounting, both from the University of Bordeaux in France.
Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Christophe stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Christophe stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Name	Philippe Alarcon
Date of birth	March 22, 1958

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Occupation	Business manager
Taxpayers’ ID (CPF) or passport number	000.000.000-00
Elective position held	Member of the Board of Directors
Management Body	Board of Directors
Date of election	January 11, 2024
He took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Nomination, whether he was elected by the controlling shareholder or not	Yes
Whether he is an independent member, and if so, report the criteria used by the Company to establish such independence	He is not an independent director.
Start of his first term of office:	29/01/2020

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Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	From 2019 to February 2021, he held a position on the Company's board of directors, and in 2021 and 2022, he served on Assaí's Board of Directors. This executive has served as Casino Group's chief international coordination officer since 2011 and has held multiple roles within the group's companies since joining the Casino Group in 1983. Following his tenure as director in the Casino Group Finance Department, he held multiple roles as Chief Financial Officer in several subsidiaries of the Casino Group, encompassing industrial subsidiaries, supermarkets, and restaurants. He initiated his international career in Poland, assuming the role of Chief Financial Officer of Casino Poland for a span of 8 years, and subsequently serving as Chief Executive Officer of the Real Estate Business. In 2005, he made his way back to France to take on the role of general manager for the Casino Group's real estate division until 2011, at which point he assumed the position of International Executive Officer for the Casino Group, a position he held until January 2021. Moreover, he has been holding the position of Board of Directors member at Grupo Éxito since 2012, serves on the Supervisory Committee at Green Yellow, and fulfills the role of Chief Executive Officer at Mayland Real Estate in Poland. Currently, Mr. Philippe Alarcon does not hold any other positions in the Casino Group other than the position in the Company and the positions mentioned hereinabove.
Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Philippe stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Philippe stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Name	Marcelo Ribeiro Pimentel
Date of birth	April 3, 1973
Occupation	International Trade and Management
Taxpayers’ ID (CPF) or passport number	012.370.597-55
Elective position held	Chief Executive Officer and member of the Board of Directors
Management Body	Board of Executive Officers and the Board of Directors
Date of election	January 11, 2024

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He took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Nomination, whether he was elected by the controlling shareholder or not	Yes
Whether he is an independent member, and if so, report the criteria used by the Company to establish such independence	N/A
Start of his first term of office:	April 4, 2022 (board of executive officers) and October 27, 2022 (Board of Directors)
Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Marcelo R. Pimentel is a seasoned executive in retail operations, boasting a career spanning more than two decades. He served (i) as the CEO of Marisa Stores from 2019 to 2022, (ii) as the Retail Operations Officer at Marisa Stores from 2017 to 2019, and (iii) as the Retail Operations Officer at Drogarias Pacheco from 2015 to 2017. Before that, he held senior executive positions for the Walmart Group in Brazil and the UK for more than a decade. In March 2022, he was elected as the Chief Executive Officer of GPA and commenced his term on April 1 of the same year. Presently, aside from serving as the Chief Executive Officer, he holds positions as a member of the Company's Board of Directors and the advisory committees for Human Resources and Corporate Governance, as well as Innovation and Digital Transformation.

19

Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Marcelo stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Marcelo stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Name	Eleazar de Carvalho Filho
Date of birth	July 26, 1957
Occupation	Economist
Taxpayers’ ID (CPF) or passport number	382.478.107-78
Elective position held	Independent member of the Board of Directors (sitting member)
Management Body	He is solely a member of the Board of Directors
Date of election	January 11, 2024
He took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Nomination, whether he was elected by the controlling shareholder or not	Yes
Whether he is an independent member, and if so, report the criteria used by the Company to establish such independence	Yes, he is an independent member under the definition of an “independent director” as provided for in the Novo Mercado Listing Regulation of B3 S.A.
Start of his first term of office:	June 22, 2012

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Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Since 2012, Eleazar de Carvalho Filho has served as an independent member of the Company's board of directors. Besides, he holds the positions of Chairman of the Financial Committee and Coordinator of the Company's Audit Committee. Additionally, he has held a position on Cnova's board of directors since October 2014. Since 2018, he has held the position of Chairman of the Board of Directors of Oi S.A., which is currently undergoing court-supervised reorganization. He is also one of the founding partners of Virtus BR Partners, an independent financial consulting company. Currently, Mr. Carvalho Filho holds positions on the Board of Directors and Audit Committee of TechnipFMC, involved in fossil fuels, and Brookfield Renewable Corporation, focused on transitional energy and market-leading technology. The latter engages in offshore wind, green hydrogen, and risk management operations.

In the past, he held the positions of Chief Executive Officer at Unibanco Banco de Investimentos, CEO at BNDES bank, and Superintendent Officer at UBS Brasil bank. Mr. Eleazar de Carvalho Filho was the Chairman of BHP Billiton Brasil and a Member of the Board of Directors for Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, and other organizations.

He altruistically serves as the chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation, providing his expertise and time without compensation. Mr. Eleazar de Carvalho Filho is a holder of a bachelor's degree in economics from New York University and a master's degree in international relations from John Hopkins University.

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Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Eleazar stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Eleazar stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations. Not applicable

Name	Luiz Augusto de Castro Neves
Date of birth	October 29, 1943
Occupation	Retired diplomat
Taxpayers’ ID (CPF) or passport number	046.432.327-49
Elective position held	Independent member of the Board of Directors (sitting member)
Management Body	He is solely a member of the Board of Directors
Date of election	January 11, 2024
He took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Nomination, whether he was elected by the controlling shareholder or not	Yes
Whether he is an independent member, and if so, report the criteria used by the Company to establish such independence	Yes, he is an independent member under the definition of an “independent director” as provided for in the Novo Mercado Listing Regulation of B3 S.A.
Start of his first term of office:	June 22, 2012

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Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Luiz Augusto de Castro Neves has served as an independent member of the Company's board of directors since 2012. He is a seasoned career diplomat who became a member of the Brazilian diplomatic service in March 1967. From 2008 to 2010, he served as Brazil's ambassador to Japan, and from 2004 to 2008, he held the same position in China, Mongolia, and the Democratic Republic of Korea. Prior to that, he was ambassador to Paraguay from 2000 to 2004. Mr. Castro Neves also held positions as Deputy Secretary General of Foreign Affairs, Chairman of the Board of Directors of Itaipu Binacional in 1997, and Deputy Minister of State, Head of the Secretariat of Strategic Affairs of the Presidency of the Republic. Professor of International Economic Relations at Universidade Brasília (UNB).

Presently, Mr. Castro Neves holds the position of Vice President Emeritus at the Brazilian Center for International Relations, with the goal of influencing the development of public policies focused on advancing Brazil's international agenda. He also serves as the President of the Brazil-China Business Council, one of the core objectives is to generate knowledge about the economic-commercial relationship between the two countries, in addition to being a member of the Technical Council of the National Confederation of Commerce.

Mr. Castro Neves undertook his academic journey in economics at the Federal University of Rio de Janeiro and diplomacy at the Rio Branco Institute, ultimately achieving a master's degree in economics from the University of London.

Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Luiz Augusto stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Luiz Augusto stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Name	José Luiz Gutiérrez
Date of birth	March 12, 1961
Occupation	Consultant
Taxpayers’ ID (CPF) or passport number	Holder of Spanish passport No. XDC406025
Elective position held	Independent member of the Board of Directors (sitting member)
Management Body	Board of Directors
Date of election	January 11, 2024
He took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Whether he was elected by the controlling shareholder or not	Yes

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Whether he is an independent member, and if so, report the criteria used by the Company to establish such independence	Yes, he is an independent member under the definition of an “independent director” as provided for in the Novo Mercado Listing Regulation of B3 S.A.
Start of his first term of office:	30 days after the settlement of the Potential Offer
Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. José Luiz boasts a comprehensive background in the food retail sector, spanning more than 20 years. During this time, he held various positions at Carrefour Spain (1999-2004), Carrefour Portugal (2005-2007), Carrefour Spain (2008-2014) where he ascended to the role of CEO in 2011, Carrefour Brazil (2015-2019), and Carrefour Milan (2019-2020). While working at Carrefour Brasil, he took on the responsibility of managing the company's turnaround process. Currently, Mr. José Luiz fulfills the role of an independent business consultant, offering expertise in handling economic crises, executing turnaround processes, reconfiguring business models, optimizing trade activities, and implementing digital solutions.

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Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. José Luiz stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. José Luiz stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Name	Márcia Nogueira de Mello
Date of birth	March 14, 1965
Occupation	System Analyst
Taxpayers’ ID (CPF) or passport number	073.030.808-13
Elective position held	Independent member of the Board of Directors (sitting member)
Management Body	Board of Directors
Date of election	January 11, 2024
She took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Whether she was elected by the controlling shareholder or not	Yes
Whether she is an independent member, and if so, report the criteria used by the Company to establish such independence	Yes, she is an independent member under the definition of an “independent director” as provided for in the Novo Mercado Listing Regulation of B3 S.A.
Start of her first term of office:	30 days after the settlement of the Potential Offer

25

Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Marcia Nogueira de Mello boasts a wealth of experience in her roles as a board member and advisor to various Brazilian and international companies. Presently, she serves on the boards of Banco Internacional del Perú SAA Interbank and PagSeguro Digital Ltd., among other notable companies. In the past, she held the position of Chief Commercial Director at Cielo SA, Executive Officer at Global Payments South America Brasil-Serviços de Pagamentos SA, and Chief Commercial Officer at MNLT SA. She has a degree in computer science from Universidade Presbiteriana Mackenzie.
Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Ms. Márcia stated that, over the past five (5) years: (a) she has not had any criminal conviction; (b) she has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) she has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify her from engaging in any business activities.

Moreover, Ms. Márcia stated that she does not qualify as a politically exposed person, as per the definition provided in relevant regulations.

Name	Rachel de Oliveira Maia
Date of birth	January 30, 1971
Occupation	Accountant
Taxpayers’ ID (CPF) or passport number	143.363.438-45
Elective position held	Independent member of the Board of Directors (sitting member)
Management Body	Board of Directors
Date of election	January 11, 2024
She took office on:	30 days after the settlement of the Potential Offer
Term of office effective by	Annual General Meeting to be held in 2026
Whether she was elected by the controlling shareholder or not	Yes

26

Whether she is an independent member, and if so, report the criteria used by the Company to establish such independence	Yes, she is an independent member under the definition of an “independent director” as provided for in the Novo Mercado Listing Regulation of B3 S.A.
Start of her first term of office:	30 days after the settlement of the Potential Offer

27

Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Since May 2021, she has been serving as an independent member of Vale's Board of Directors, assuming the roles of Coordinator of the Sustainability Committee (since May 2023) and Member of the Audit and Risk Committee (since December 2022). Key professional roles experiences over the past 5 years: (i) Member of the Sustainability Committee (May 2021 to April 2023) and Member of Vale's Audit Committee (May 2022 to December 2022); (ii) Founder of a non-profit organization known as CAPACITA-ME (since December 2018); (iii) Founder and CEO of RM Consulting, focused on the S of ESG and Leadership (since April 2018); (iv) Independent Member of the Board of Directors of Banco do Brasil (May 2021 to April 2023); (v) Independent member of the Board of Directors of CVC Corp (since March/2021); (vi) Independent member of the Board of Directors of Grupo Soma (December 2020 to May 2022); (vii) Carrefour Diversity and Inclusion Advisor (November 2020 to November 2021); (viii) Member of the Women of Brazil Group (since 2020); (ix) Member of the Economic and Social Committee of the Development Council (since 2018); (x) SumUp Administrative Consultant (December 2020 to December 2021); (xi) President of the UNICEF Advisory Board (October 2019 to September 2021); (xii) Member of the General Council of the Danish Consulate (April/2014 to November 2020); (xiii) Member of the Danish Chamber of Commerce (April 2014 to November 2020); (xiv) CEO of Lacoste S.A. (Brazil) (October 2018 to September 2020); (xv) Member of the Committee of the President of the American Chamber of Commerce (AmCham) (April 2016 to October 2019); (xvi) Member of the Institute for Retail Development (2016 to 2018); (xvii) CEO of Pandora Brasil (April 2010 to April 2018); and (xviii) Member of the Americas Council of the Executive Leadership Group (ELG) (January 2013 to March 2018). Education: Degree in Accounting from FMU University Center in 1996; MBA from Fundação Getúlio Vargas (FGV) in 2018; Sant' Paul SEER: Advanced Program for CEOs, Advisors, and Presidents in 2021; Harvard Business School Executive Education Negotiation & Leadership (taken in 2014); Master in Business Administration, Finance Executive from FIA (Fundação Instituto de Administração) (2006 and 2007); English Language and Leadership Program, General Management degree from the University of Victoria (between 2000 and 2001).

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Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Ms. Rachel stated that, over the past five (5) years: (a) she has not had any criminal conviction; (b) she has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) she has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify her from engaging in any business activities.

Moreover, Ms. Rachel stated that she does not qualify as a politically exposed person, as per the definition provided in relevant regulations.

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7.4       Provide the information specified in section 7.3 pertaining to members of statutory committees, as well as audit, risk, financial, and remuneration committees, irrespective of whether these committees or structures are statutory or not

Name	Renan Bergmann
Date of birth	February 16, 1954
Occupation	Engineer
Taxpayers’ ID (CPF) or passport number	202.104.690-72
Committee type	Statutory Audit Committee and Finance Committee
Position held	Member of the Audit Committee and Finance Committee
Date of election	December 12, 2022
He took office on:	December 12, 2022
Term of office effective by	2 years
Start of his first term of office:	Audit Committee: April 30, 2020, and Financial Committee April 30, 2010

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Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Renan Bergmann holds a Bachelor's Degree in Chemical Engineering from the Federal University of Rio Grande do Sul. He completed the Executive Program at the John E. Anderson Graduates School of Management and the “Making Corporate Board More Effective” Executive Program at Harvard Business School, with a specialization in corporate governance, compliance, and people strategy. He was a member of the Board of Directors of Fogo de Chão, with activities focused on food security and food support for the families of employees affected by the decrease in income during the pandemic, food and family well-being, guaranteed basic income/ information security/ cyber security until September 2023. Furthermore, he holds a position on the Board of Directors at Paragon, a company specializing in the plastic film sector, prioritizing resource-conscious production techniques. Senior Advisor of the Rhone Group. He held positions on the Board of Directors for SLC Participações, specializing in the agribusiness sector, and FCC Campo Bom. Additionally, he was a Board member of CCRR, a company engaged in infrastructure and highway concession operations, and Ranpak, a producer of environmentally friendly packaging, and Board member of Almatis, refractory company for high temperature furnaces.
Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.	Mr. Renan stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Name	Christophe José Hidalgo
Date of birth	October 25, 1967
Occupation	Accountant
Taxpayers’ ID (CPF) or passport number	214.455.098-06
Committee type	Statutory Audit Committee, Human Resources and Corporate Governance Committee, Innovation and Digital Transformation Committee
Position held	Chairman of the Human Resources and Corporate Governance Committee, Member of the Audit Committee, Chairman of the Innovation and Digital Transformation Committee.
Date of election	December 12, 2022
He took office on:	December 12, 2022

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Term of office effective by	2 years
Start of his first term of office:	October 25, 2012
Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Mr. Christophe Hidalgo held the position of interim Chief Executive Officer from November 2020 to March 2021, in addition to his roles as Vice President of Finance and Investor Relations. He has been the Company's Vice President of Finance since 2012. From 2010 to 2012, he held the position of CFO (Chief Financial Officer) at Grupo Éxito (Colombia), which is a subsidiary of the Casino Group. After joining Casino in 2000, he held multiple positions in finance and controlling within the Group. In his previous engagement in Brazil, he held the position of CFO for the Castorama network from 1996 to 2000. Christophe, a French citizen, holds a bachelor's degree in private law and a degree in finance and accounting, both from the University of Bordeaux in France.
Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.	Mr. Christophe stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Name	Eleazar de Carvalho Filho
Date of birth	July 26, 1957
Occupation	Economist
Taxpayers’ ID (CPF) or passport number	382.478.107-78
Committee type	Statutory Audit Committee and Finance Committee

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Position held	Chairman of the Finance Committee and Coordinator of the Audit Committee
Date of election	December 12, 2022
He took office on:	December 12, 2022
Term of office effective by	2 years
Start of his first term of office:	May 9, 2016

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Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Since 2012, Eleazar de Carvalho Filho has served as an independent member of the Company's board of directors. Besides, he holds the positions of Chairman of the Financial Committee and Coordinator of the Company's Audit Committee. Additionally, he has held a position on Cnova's board of directors since October 2014. Since 2018, he has held the position of Chairman of the Board of Directors of Oi S.A., which is currently undergoing court-supervised reorganization. He is also one of the founding partners of Virtus BR Partners, an independent financial consulting company. Currently, Mr. Carvalho Filho holds positions on the Board of Directors and Audit Committee of TechnipFMC, involved in fossil fuels, and Brookfield Renewable Corporation, focused on transitional energy and market-leading technology. The latter engages in offshore wind, green hydrogen, and risk management operations.

In the past, he held the positions of Chief Executive Officer at Unibanco Banco de Investimentos, CEO at BNDES bank, and Superintendent Officer at UBS Brasil bank. Mr. Eleazar de Carvalho Filho was the Chairman of BHP Billiton Brasil and a Member of the Board of Directors for Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, and other organizations.

He altruistically serves as the chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation, providing his expertise and time without compensation. Mr. Eleazar de Carvalho Filho is a holder of a bachelor's degree in economics from New York University and a master's degree in international relations from John Hopkins University.

Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Eleazar stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Eleazar stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Name	Luiz Augusto de Castro Neves
Date of birth	October 29, 1943
Occupation	Retired diplomat
Taxpayers’ ID (CPF) or passport number	046.432.327-49
Committee type	Other Committees
Description of other committees:	Sustainability and Diversity Committee, Human Resources and Corporate Governance Committee
Position held	Chairman of the Sustainability and Diversity Committee, and member of the Human Resources and Corporate Governance Committee

34

Date of election	December 12, 2022
He took office on:	December 12, 2022
Term of office effective by	2 years
Start of his first term of office:	May 9, 2016

35

Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Luiz Augusto de Castro Neves has served as an independent member of the Company's board of directors since 2012. He is a seasoned career diplomat who became a member of the Brazilian diplomatic service in March 1967. From 2008 to 2010, he served as Brazil's ambassador to Japan, and from 2004 to 2008, he held the same position in China, Mongolia, and the Democratic Republic of Korea. Prior to that, he was ambassador to Paraguay from 2000 to 2004. Mr. Castro Neves also held positions as Deputy Secretary General of Foreign Affairs, Chairman of the Board of Directors of Itaipu Binacional in 1997, and Deputy Minister of State, Head of the Secretariat of Strategic Affairs of the Presidency of the Republic. Professor of International Economic Relations at Universidade Brasília (UNB).

Presently, Mr. Castro Neves holds the position of Vice President Emeritus at the Brazilian Center for International Relations, with the goal of influencing the development of public policies focused on advancing Brazil's international agenda. He also serves as the President of the Brazil-China Business Council, one of the core objectives is to generate knowledge about the economic-commercial relationship between the two countries, in addition to being a member of the Technical Council of the National Confederation of Commerce.

Mr. Castro Neves undertook his academic journey in economics at the Federal University of Rio de Janeiro and diplomacy at the Rio Branco Institute, ultimately achieving a master's degree in economics from the University of London.

Mr. Luiz Augusto de Castro Neves has served as an independent member of the Company's board of directors since 2012. He is a seasoned career diplomat who became a member of the Brazilian diplomatic service in March 1967.

From 2008 to 2010, he served as Brazil's ambassador to Japan, and from 2004 to 2008, he held the same position in China, Mongolia, and the Democratic Republic of Korea. Prior to that, he was ambassador to Paraguay from 2000 to 2004. Mr. Castro Neves also held positions as Deputy Secretary General of Foreign Affairs, Chairman of the Board of Directors of Itaipu Binacional, and Deputy Minister of State, Head of the Secretariat of Strategic Affairs of the Presidency of the Republic.

Currently, Mr. Castro Neves is a founding partner of CN Estudos e Projetos Ltda., Vice President Emeritus of the Brazilian Center for International Relations, President of the Brazil-China Business Council, and member of the Technical Council of the National Confederation of Commerce. Mr. Castro Neves undertook his academic journey in economics at the Federal University of Rio de Janeiro and diplomacy at the Rio Branco Institute, ultimately achieving a master's degree in economics from the University of London.

36

Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Luiz Augusto stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Luiz Augusto stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

Name	Marcelo Ribeiro Pimentel
Date of birth	April 3, 1973
Occupation	International Trade and Management
Taxpayers’ ID (CPF) or passport number	012.370.597-55
Committee type	Sustainability and Diversity Committee, Innovation and Digital Transformation Committee, Human Resources and Corporate Governance Committee
Position held	Member of committees (sitting member)
Date of election	December 12, 2022
He took office on:	December 12, 2022
Term of office effective by	2 years
Start of his first term of office:	December 12, 2022

37

Information on the major professional experiences over the past 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and in companies of its economic group; and (ii) companies controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Marcelo R. Pimentel is a seasoned executive in retail operations, boasting a career spanning more than two decades. He served (i) as the CEO of Marisa Stores from 2019 to 2022, (ii) as the Retail Operations Officer at Marisa Stores from 2017 to 2019, and (iii) as the Retail Operations Officer at Drogarias Pacheco from 2015 to 2017. Before that, he held senior executive positions for the Walmart Group in Brazil and the UK for more than a decade. In March 2022, he was elected as the Chief Executive Officer of GPA and commenced his term on April 1 of the same year. Presently, aside from serving as the Chief Executive Officer, he holds positions as a member of the Company's Board of Directors and the advisory committees for Human Resources and Corporate Governance, as well as Innovation and Digital Transformation.
Description of any of the following events that have taken place over the past 5 years: (i) criminal conviction; (ii) conviction in an administrative proceeding of the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance (SUSEP), and the corresponding penalties applied; and (iii) a final and unappealable conviction in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from practicing any professional or business activity.

Mr. Marcelo stated that, over the past five (5) years: (a) he has not had any criminal conviction; (b) he has not been convicted in any administrative proceedings by the Brazilian Securities and Exchange Commission, Central Bank of Brazil, or the Superintendence of Private Insurance and/or he has not received any penalties from these agencies; (c) he has not faced any final and unappealable convictions, either judicially or administratively, which would suspend or disqualify him from engaging in any business activities.

Besides, Mr. Marcelo stated that he does not qualify as a politically exposed person, as per the definition provided in the relevant regulations.

38

7.5.       Family relationships

Justification for not completing this field:

Not applicable at present, as there are no marital relationships, common-law marriages, or second-degree kinships with managers of the Company, subsidiaries, or controlling shareholders.

39

7.6.       Relationship involving subordination, service provision, and control

Identification	CPF/CNPJ (tax id.)	Kind of relationship of the Management member with the related person	Kind of related person
Title/position
Christophe José Hidalgo	214.455.098-06	Control	Indirect Controller
Member of the Board of Directors
Related person
Casino Guichard Perrachon	08.572.014/0001-91
Chief Development and Shareholding Officer / Member of the Executive Committee
Note
N/A

40

Schedule II

Board of Directors Report

INDEPENDECE REPORT OF THE CANDIDATES NOMINATED TO THE BOARD OF DIRECTORS

This report embodies the analysis and conclusions regarding the suitability of the candidates nominated to the Company's Board of Directors ("Report") in relation to the person’s qualification as an independent director for purposes of the Novo Mercado Regulation ("Novo Mercado Regulation"), special segment of B3 S.A. - Brasil, Bolsa, Balcão ("B3").

I.	ASSUMPTIONS REGARDING DIRECTOR INDEPENDENCE

According to the Novo Mercado Regulation, the analysis of the independence of the members of the Board of Directors must be carried out in light of objective impediments, which, once verified, prevent the qualification of independent director, and subjective parameters that take into account the relationship of the person with the Company, its controlling shareholder and managers, and the possibility of such a relationship affecting the independence of the board member. The following are considered impediments to the characterization of an independent director, under the terms of article 16, paragraph 1, of the Novo Mercado Regulation:

i.	being a direct or indirect controlling shareholder of the Company;
ii.	having the exercise of voting rights in meetings of the Board of Directors restricted or bound by a shareholders' agreement related to the Company;
iii.	being spouse, companion or relative, in a direct or collateral line, up to the second degree, of the controlling shareholder, of a Company manager or of a manager of the controlling shareholder; or
iv.	having been, in the last three (3) years, an employee or officer of the Company or of its controlling shareholder.

If the nominee does not fulfill any of the events of impediment mentioned above, certain relationships of the candidate that, due to their characteristics, magnitude and extent, may imply a loss of independence must also be analyzed.

According to article 16, paragraph 2, of the Novo Mercado Regulation, the following relationships must be analyzed:

i.	kinship by affinity, up to second degree, of the controlling shareholder, of a company manager or of a manager of the controlling shareholder;
ii.	employment relationship or exercise of management position, in the last three (3) years, of affiliated companies, subsidiaries or under common control;
iii.	commercial relations with the Company, its controlling shareholder or affiliated companies, subsidiaries or companies under common control;
iv.	holds a position in a company or entity that has commercial relations with the Company or with its controlling shareholder that has decision-making power in the conduction of the activities of said company or entity; and

41

v.	receives any other compensation from the Company, its controlling shareholder, affiliates, subsidiaries or companies under common control other than that related to the performance as a member of the board of directors or committees of the Company, its controlling shareholder, affiliates, subsidiaries or companies under common control, except for cash earnings resulting from interest in the Company's capital stock and benefits arising from pension plans.

II.	NOMINEES FOR THE POSITION OF BOARD MEMBER

Are appointed to compose the Board of Directors as independent directors, with a unified term of office of 2 (two) years, to end at the annual general meeting that approves the management accounts for the fiscal year ending December 31, 2025, the following members: Renan Bergmann, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, José Luis Gutierrez, Márcia Nogueira de Mello and Rachel de Oliveira Maia.

In relation to the directors now appointed to occupy the positions of independent members, we understand, based on the information provided and on the statements presented by each of the candidates to the members of the Company’s Board of Directors, that such nominees comply with the independence requirements established in the Novo Mercado Regulation, and, therefore, shall be considered as suitable for the exercise of the functions to which they compete.

São Paulo, December 10, 2023. .

Jean-Charles Henri Naouri President of the Board of Directors	Christophe José Hidalgo Co Vice-President of the Board of Directors

Arnaud Daniel Charles Walter Joachim Strasser Co Vice-President of the Board of Directors	Hervé Daudin Member of the Board of Directors

Marcelo Pimentel Member of the Board of Directors

42

DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. ELEAZAR DE CARVALHO FILHO, Brazilian, married, economist, holder of identity card No. 11.620.489, SSP/SP and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 382.478.170-78, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

ELEAZAR DE CARVALHO FILHO

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DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. LUIZ AUGUSTO DE CASTRO NEVES, Brazilian, married, retired diplomat, holder of identity card No. 02.107.138-6, DETRAN/RJ and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 046.432.327-49, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

LUIZ AUGUSTO DE CASTRO NEVES

44

DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. RENAN BERGMANN, Brazilian, married, engineer, holder of identity card No. 10.055.164-79, SSP/RS and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 202.104.690-72, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

RENAN BERGMANN

45

DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mr. JOSÉ LUIS GUTIÉRREZ PÉREZ, Spanish, married, consultant, holder of XDC406025 passport, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

JOSÉ LUIS GUTIÉRREZ PÉREZ

46

DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mrs. MÁRCIA NOGUEIRA DE MELLO, Brazilian, divorced, IT analyst, holder of identity card No. 14.009.094-0 and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 073.030.808-13, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

MÁRCIA NOGUEIRA DE MELLO

47

DECLARATION OF INDEPENDENCE OF A CANDIDATE FOR THE BOARD OF DIRECTORS

Mrs. RACHEL DE OLIVEIRA MAIA, Brazilian, accountant, single, holder of identity card No. 20.091.578-2 and registered in the Cadastro de Pessoas Físicas do Ministério da Fazenda, the individual taxpayer registry of Brazil´s finance Ministry, under No. 143.363.438-45, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000, in this act, in view of his appointment to the position of independent member of the Board of Directors of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held company with authorized capital, registered in the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda, the national registry of legal entities of Brazil´s finance Ministry, under No. 47.508.411/0001-56, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-000 ("Company"), declares, under the penalties of the law, for the purposes of article 17, item I, of the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), that it meets the independence criteria established in the Novo Mercado Regulations, in view of the following:

(a)       is not a controlling shareholder, direct or indirect, of the Company;

(b)       its voting exercise at the meetings of the Company's Board of Directors is not bound by a shareholders' agreement;

(c)       has no marriage or kinship relationship with the controlling shareholder, managers of the Company or managers of the controlling shareholder;

(d)       has not been, in the last 3 (three) years, an employee or officer of the Company or its controlling shareholder;

(e)       is not related, by affinity, to the controlling shareholder, to the Company's manager or to the Company's controlling shareholder;

(f)       has not had an employment relationship or held a position as a director in affiliated, controlled, or common control companies of the Company in the last 3 (three) years;

(g)       does not have business relations with the Company, its controlling shareholder or affiliated, controlled, or common control companies of the Company;

(h)       does not hold a position in a company or entity that has business relations with the Company or its controlling shareholder; and

(i)       does not receive any other remuneration from the Company, its controlling shareholder, affiliated, controlled companies, or companies under common control other than that related to acting as a member of the Board of Directors or committees of the Company, its controlling shareholder, its affiliated, controlled or common control companies, except for cash proceeds arising from participation in the Company's capital stock and benefits arising from supplementary pension plans.

São Paulo, 10 December 2023.

____________________________________

RACHEL DE OLIVEIRA MAIA

48

Schedule III

Origin Report and Justification of Proposed Amendments

(According to article 12, II, of CVM Resolution 81)

Below is a chart comparing the version currently in effect and the proposed amendments in the Company’s By-laws.

In relation to the economic and/or legal effects of the changes proposed below, the Company does not foresee relevant impacts as a result of the proposed changes, being important to emphasize that (i) as regards the modification suggested in item II of this Proposal, this is not a change in the Company's corporate purpose and, therefore, the withdrawal right provided for in article 137 of the Brazilian Corporation Law shall not be applicable; and (ii) in relation to the modification suggested in item III of this Proposal, such modification aims solely to adequate the Company’s Bylaws to the current equity situation of the Company, due to the segregation of its businesses from those of Éxito.

49

Current wording	Proposed wording	Compared wording	Economic or Legal Effects

ARTICLE 2 – […]

First Paragraph – The Company may also engage in the following activities:

(cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

(inexistent)

ARTICLE 2 – […]

First Paragraph – The Company may also engage in the following activities:

(cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps; and

(dd) management of intangible non financial assets.

ARTICLE 2 – […]

First Paragraph – The Company may also engage in the following activities:

(cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps; and

(dd) management of intangible non financial assets.

The Company does not foresee any relevant impacts in the proposed modification, since it is merely detailing an activity already practiced by the Company when managing its brands, patents, client’s folder and know-how, inherent to the Company’s social object.

ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of Four Hundred Million (400,000,000) common stocks.	ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of Eight Hundred Million (800,000,000) common stocks.	ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of ~~Four Hundred Million (400,000,000)~~ Eight Hundred Million (800,000,000) common stocks.	The purpose of the change is to make it possible to carry out a potential public offering for the primary distribution of shares issued by the Company, in an estimated amount of R$1 billion.

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ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors and shall have the following duties:

(…)

(iii) to elect or remove the Chairman and Co-Vice-Chairmen of the Board of Directors;

(iv) to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

(v) to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

(vi) to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

(vii) to resolve on transformation, merger, in Company (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

(viii) to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

(ix) to examine and approve the liquidator(s) accounts; and

(x) to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairman of the Board of Directors and shall have the following duties:

(…)

(iii) to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

(iv) to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

(v) to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

(vi) to resolve on transformation, merger, in Company (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

(vii) to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

(viii) to examine and approve the liquidator(s) accounts; and

(ix) to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by ~~any of~~ the ~~Co-~~Vice-~~Chairmen~~ Chairman of the Board of Directors and shall have the following duties:

(…)

~~(iii) to elect or remove the Chairman and Co-Vice-Chairmen of the Board of Directors;~~

~~(iv)~~  (iii) to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

~~(v)~~ (iv) to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

~~(vi)~~ (v) to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

~~(vii)~~ (vi) to resolve on transformation, merger, in Company (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

~~(viii)~~ (vii) to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

~~(ix)~~ (viii) to examine and approve the liquidator(s) accounts; and

~~(x)~~ (ix) to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

The Company does not foresee any relevant impacts as a result of the proposed change, which aims to simplify the organizational structure of the Board of Directors and allow the choice of the President and Vice-President to be determined by its own members.

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ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to two (2) Co-Vice-Chairmen, elected by the General Meeting.

(…)

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the Co-Vice-Chairman with the longest consecutive terms in the Company will automatically take over such position, remaining there until the end of the respective term or, in case a General Meeting is called for the election of a new Chairman, until his respective investiture.

Third Paragraph - In the event of a vacancy in any of the Co-Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided over alternately and successively by the Co-Vice-Chairmen, such alternation beginning with the Co-Vice-Chairman with the greatest number of consecutive terms in the Company.

ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to one (1) Vice-Chairman, elected by the members of the Board of Directors, in the next meeting to take place after the term of office of such members.

(…)

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the Vice-Chairman will automatically take over such position, remaining there until the end of the respective term or, until a new member is nominated by the Board of Directors.

Third Paragraph - In the event of a vacancy in the Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided by the Vice-Chairman.

ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to ~~two (2) Co-Vice-Chairmen~~ one (1) Vice-Chairman, elected by ~~the General Meeting~~ the members of the Board of Directors, in the next meeting to take place after the term of office of such members.

(…)

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the ~~Co-~~Vice-Chairman ~~with the longest consecutive terms in the Company~~ will automatically take over such position, remaining there until the end of the respective term or, until a new member is nominated by the Board of Directors ~~in case a General Meeting is called for the election of a new Chairman, until his respective investiture~~.

Third Paragraph - In the event of a vacancy in ~~any of~~ the ~~Co-~~Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided ~~over alternately and successively~~ by the ~~Co-~~Vice-Chairman~~Chairmen, such alternation beginning with the Co-Vice-Chairman with the greatest number of consecutive terms in the Company~~.

The Company does not foresee any relevant impacts as a result of the proposed change, which aims to simplify the organizational structure of the Board of Directors and allow the choice of the President and Vice-President to be determined by its own members.

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ARTICLE 14 – (…)

First Paragraph - The President or, in the President’s absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

ARTICLE 14 - (…)

First Paragraph - The President or, in the President’s absence, the Vice-Chairman, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

ARTICLE 14 - (…)

First Paragraph - The President or, in the President’s absence, ~~any of~~ the ~~Co-~~Vice-Chairman~~Chairmen~~, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

Adjustment due to the modification of Article 13 above.
ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by any of its Co-Vice-Chairmen of the Board of Directors, considering the alternation rule provided in fourth paragraph of Article 13.	ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.	ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by the ~~any of its Co-~~Vice- Chairman~~Chairmen~~ of the Board of Directors~~, considering the alternation rule provided in fourth paragraph of Article 13~~.	Adjustment due to the modification of Article 13 above.

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Schedule III

Consolidated Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

Publicly-Held Company with Authorized Capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a stock Company, with its principal place of business and venue located at Brigadeiro Luis Antônio n. 3142, in the City of São Paulo, Federative Republic of Brazil, which hereinafter shall be governed by these By-laws, by Law No. 6,404 of December 15, 1976 (“Law No. 6,404/76”), as amended, and other legal provisions in effect.

Sole Paragraph – Upon the Company’s admission to the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, its stockholders, including controlling stockholders, managers and members of the supervisory board, when convened, are subject to the provisions of the Novo Mercado Listing Rules.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

First Paragraph – The Company may also engage in the following activities:

(a)	the industrialization, processing, handling, transformation, export, import and representation of products, food or non-food, on its own behalf or on behalf of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements

(d)	the general marketing of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies or Manipulation Pharmacies for each specialty;

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(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the sale of products, drugs and veterinary medications in general; veterinary doctor’s office, clinic and hospital and “pet shop” with bath and grooming services;

(g)	the rental of any recorded media;

(h)	the provision of services of photographic, cinematographic and similar studios;

(i)	the practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third parties’ real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, possessing and making any operations and transactions of its own interest or of the principals;

(k)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(l)	the application of household sanitizing products;

(m)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(n)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

(o)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(p)	the performance of studies, analysis, planning and market research;

(q)	to carry out tests for launching new products, packages and brands;

(r)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

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(s)	the rendering of services related to food, meal, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(t)	the leasing and sub-leasing of own or third-party movable property;

(u)	the rendering of services in the management area;

(v)	representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

(w)	agency, brokerage or intermediation of securities and tickets;

(x)	exploration of the activity of bank correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines and other activities derived from services agreements celebrated by the Company with financial institutions; (ii) supply of collection, receipt or payment position; (iii) reception and forwarding of proposal for provision of credit cards; (iv) issuance of carnets, compensation forms, forms and documents in general; (v) supplementary services to gather documents and data for registration of clients, as well as the provision of data processing services;

(y)	rendering services of parking, lodging and guarding vehicles;

(z)	import of beverages, wines and vinegars;

(aa)	trade in seeds and seedlings;

(bb)	trade in telecommunications products; and

(cc)	import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps ; and

(dd)	management of intangible non financial assets.

Second Paragraph – The Company may provide surety or collateral in businesses of its interest, not those of mere favor.

ARTICLE 3 – The Company’s duration is indefinite.

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CHAPTER II

CAPITAL AND STOCKS

ARTICLE 4 – The Company’s capital stock is one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.

First Paragraph - The stocks representing the capital stock are indivisible in relation to the Company and each common share grants its holder the right to one vote at the General Meetings.

Second Paragraph - The stocks will be in book-entry form and will be held in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Third Paragraph - The cost of the services to transfer ownership of the book-entry stocks charged by the depositary financial institution may be passed on to the stockholder, as authorized by Article 35, Third Paragraph of Law 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission.

Fourth Paragraph - The Company may not issue preferred stocks and founder's stocks.

ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of ~~Four Hundred Million (400,000,000)~~ Eight Hundred Million (800,000,000) common stocks.

First Paragraph - The limit of the Company’s authorized capital can only be modified by resolution of the General Meeting.

Second Paragraph - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons who provide services to it.

ARTICLE 6 - Issues of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of preemptive rights, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - Except as provided in the “caption” of this Article, the stockholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company’s capital increases, the exercise of this right being governed by the applicable legislation.

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CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of stockholders, who may attend it by themselves or by representatives appointed according to law, in order to resolve on matters of interest to the Company.

ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by ~~any of~~ the ~~Co-~~Vice- Chairman~~Chairmen~~ of the Board of Directors and shall have the following duties:

(i) to amend the By-laws;

(ii) to elect or remove, at any time, members of the Company’s Board of Directors;

~~(iii) to elect or remove the Chairman and Co-Vice-Chairmen of the Board of Directors;~~

~~(iv)~~  (iii) to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

~~(v)~~ (iv) to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

~~(vi)~~ (v) to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

~~(vii)~~ (vi) to resolve on transformation, merger, in Company (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

~~(viii)~~ (vii) to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

~~(ix)~~ (viii) to examine and approve the liquidator(s) accounts; and

~~(x)~~ (ix) to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

Sole Paragraph - The General Meetings will be convened and presided over by any member of the Company’s Board of Directors or Management Board, or by employees of the Company who hold positions as officers, even if not in the By-laws, who will choose, from among those present, someone to act as secretary.

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ARTICLE 9 - For any resolution of the General Meeting will require the approval of stockholders representing at least a majority of votes of those present, not counting blank votes, subject to the exceptions provided by law and applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the powers provided by law and will be held within the first four months following the end of the fiscal year.

Sole Paragraph - Whenever necessary the General Meeting may be convened on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 - The Board of Directors and the Management Board will be in charge of managing the Company.

First Paragraph - The investiture of the administrators is conditioned to the signature of an instrument of investiture, which must contemplate its subjection to the arbitration clause under Article 38.

Second Paragraph - The term of office of the Directors and Officers will extend until the investiture of their respective successors.

Third Paragraph - Minutes of the meetings of the Board of Directors and the Management Board will be kept in a specific book, which will be signed by the Directors and the Officers present, as the case may be.

Section I

Board of Directors

ARTICLE 12 - The Board of Directors is composed of at least seven (7) and at most nine (9) members, elected and removable by the General Meeting, with a unified term of two (2) years, and reelection is allowed.

First Paragraph - In the event of a vacancy in the position of Director, the Board of Directors will be responsible for electing a substitute to fill the position on a definitive basis until the end of the respective mandate. In case of simultaneous vacancy of most of the positions, the General Meeting will be called to proceed with a new election.

Second Paragraph - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be independent directors, as defined in the Novo Mercado Regulations. The characterization of the nominees to the Board of Directors as independent directors shall be resolved at the General Meeting that elects them, and the member(s) of the Board of Directors elected by means of the power set out in Article 141, §§ 4 and 5 of Law no. 6,404/76, in the case of a vacancy in the Board of Directors, shall also be considered independent. 6.404/76, in the event of a controlling stockholder.

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Third Paragraph - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall round it up to the next whole number.

ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to ~~two (2) Co-Vice-Chairmen~~ one (1) Vice-Chairman, elected by ~~the General Meeting~~ the members of the Board of Directors, in the next meeting to take place after the term of office of such members.

First Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the ~~Co-~~Vice-Chairman ~~with the longest consecutive terms in the Company~~ will automatically take over such position, remaining there until the end of the respective term or, until a new member is nominated by the Board of Directors ~~in case a General Meeting is called for the election of a new Chairman, until his respective investiture~~.

Third Paragraph - In the event of a vacancy in ~~any of~~ the ~~Co-~~Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided ~~over alternately and successively~~ by the ~~Co-~~Vice- Chairman~~Chairmen, such alternation beginning with the Co-Vice-Chairman with the greatest number of consecutive terms in the Company~~.

ARTICLE 14 - The Board of Directors will meet, ordinarily, at least six times a year, to review the financial results and other results of the Company and to review and monitor the annual investment plan, and, extraordinarily, at any time, whenever necessary.

First Paragraph - The President or, in the President’s absence, ~~any of~~ the ~~Co-~~Vice- Chairman~~Chairmen~~, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance of the date of each meeting, specifying time and place for the meeting on first and, if applicable, on second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the Directors in office are present at the meeting, or by prior written agreement of the absent Directors.

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Third Paragraph - The minimum “quorum” required for the convening of the meetings of the Board of Directors is the presence of at least half of its acting members, on first call, and of any number of directors, on second call, considering present, including those represented as authorized by these By-laws.

ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by the ~~any of its Co-~~Vice- Chairman~~Chairmen~~ of the Board of Directors~~, considering the alternation rule provided in fourth paragraph of Article 13~~.

First Paragraph - The resolutions of the Board of Directors will be made by the favorable vote of the majority of its members. The directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication that allows the identification of the director and simultaneous communication with all other persons present at the meeting. In this case, the directors will be considered present at the meeting and must subsequently sign the corresponding minutes.

Second Paragraph - In the event of absence or temporary prevention of any director, the absent director may indicate, in writing, from among the other members of the Board of Directors, the one who will replace him/her. In this case, the director who is replacing the temporarily absent or prevented director, in addition to his own vote, will express the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the By-laws and shall elect an Executive Secretary, who shall be responsible for performing the duties defined in the By-laws, as well as issuing certificates and attesting, before third parties, the authenticity of the resolutions of the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(a)	setting the general direction of the Company’s business;

(b)	approving or changing the Company’s investment plan;

(c)	electing and removing the Company’s Executive Officers, establishing their duties and appointments;

(d)	inspecting the management of the Officers, examining, at any time, the Company’s books and papers, requesting information about contracts signed or about to be signed and any other acts;

(e)	calling a General Meeting;

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(f)	expressing an opinion on the Management report, the Management Board accounts and the Company’s financial statements;

(g)	deciding on the issue of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital, fixing the respective price and conditions of payment;

(h)	choosing and removing the independent auditors, subject to the recommendation of the Audit Committee;

(i)	issuing an opinion on any proposal from the Management Board to the General Meeting;

(j)	authorizing the acquisition of stocks of the Company, for the purpose of cancellation or holding in treasury, subject to applicable regulations;

(k)	developing, jointly with the Management Board, and approving a plan for the participation of employees and managers in the Company’s results and for granting additional benefits to employees and managers linked to the Company’s results (“Profit Sharing Plan”)

(l)	setting the amount of the employees’ and managers’ participation in the Company’s results, subject to the relevant legal provisions, the By-laws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results and also in relation to the granting of stock options of the Company, shall be limited to fifteen percent (15%) of the result of each fiscal year, after the deductions of Article 189 of Law 6,404/76;

(m)	establishing the limit of stocks to be issued within the Company’s Stock Option Plan previously approved by the General Meeting, subject to the limit provided for in item “l” above;

(n)	establishing Committees, which shall be responsible for elaborating proposals or making recommendations to the Board of Directors and defining their respective attributions in accordance with the provisions of these By-laws;

(o)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to five percent (5%) of the Company’s stockholders’ equity, as determined in its most recent quarterly financial statement disclosed by the Company, whichever amount is greater;

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(p)	deciding on any financial operation involving the Company, including the granting or taking of loans and the issue of non-convertible debentures in an amount exceeding per transaction ½ (half) of the EBITDA (Earnings before Interest, Income Tax, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation;

(q)	deciding on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to 1% (one percent) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever is greater; and

(r)	preparing and disclosing a grounded opinion, favorable or contrary to the acceptance of any public offering for the acquisition of stocks that have as their purpose the stocks issued by the Company, under the terms of the Novo Mercado Regulations; and

(s)	resolving on any alteration in the Company’s dividend distribution policy.

First Paragraph - In the case of resolutions to be taken by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or Management Board, the Board of Directors will be in charge of guiding the vote of the Company’s managers, in the case of decisions taken at a General Meeting, stockholders’ meeting or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution is classified into items (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the controlled or invested companies.

Second Paragraph - The Board of Directors will approve a policy for transactions with related parties, and may establish specific jurisdictions, duties and procedures for the approval of those transactions.

Section II

Audit Committee and other Auxiliary Management Bodies

ARTICLE 18 - The audit committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

First Paragraph - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Second Paragraph - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these By-laws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

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Third Paragraph - The activities of the Audit Committee Coordinator are defined in its internal regulations approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with re-election for successive terms, in accordance with the Audit Committee’s internal regulations.

First Paragraph - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Second Paragraph - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Third Paragraph - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

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ARTICLE 20 - In case the Supervisory Board is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Supervisory Board.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the managers.

Section III

Management Board

ARTICLE 22 - The Management Board will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Presidents and Officers.

Sole Paragraph - The term of management of the members of the Management Board is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these By-Laws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

First Paragraph - The duties and specific designations of each one of the Officers will be defined by the Board of Directors.

Second Paragraph - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

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(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Management Board shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Management Board is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Management Board, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Management Board is responsible, without prejudice to other legal duties:

(i)	directing the corporate business and to enforce these By-laws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Supervisory Board, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

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(ix)	jointly with the Board of Directors, developing and executing the Profit Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Management Board;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

(e)	suggesting nominations and respective candidates for positions on the Company’s Management Board and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

First Paragraph - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Second Paragraph - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Third Paragraph - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Directors;

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(b)	jointly by one Director and one attorney-in-fact, appointed pursuant to these By-laws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these By-laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

SUPERVISORY BOARD

ARTICLE 29 - The Company will have a non-permanent Supervisory Board, composed of three (3) effective members and an equal number of alternates.

First Paragraph - The Supervisory Board will only be convened upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

Second Paragraph - The Supervisory Board, if convened, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Third Paragraph - The investiture of the Supervisory Board members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Management Board, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFITS

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these By-laws, shall be deducted;

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(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with first paragraph below of these By-laws.

(d)	the profit not used to constitute the reserve under the second paragraph of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

First Paragraph - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Second Paragraph - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

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Third Paragraph - The Company may distribute, authorized by the Board of Directors, interim dividends, approved by the General Meeting.

Fourth Paragraph - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits defined by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will be responsible for establishing the manner of liquidation, electing the liquidator and the Supervisory Board that will operate during the liquidation, determining their remuneration.

CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A RELEVANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, stockholder or Group of Stockholders, who acquires or becomes the holder, by means of a single operation or by successive operations (“Acquiring Stockholder”): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks; or (b) any other stockholders’ rights, including usufruct or trust, over stocks issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks (“Relevant Holding”), shall conduct a public offering for the acquisition of all stocks issued by the Company or request registration with the CVM and B3, as applicable, within no later than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, observing the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article (“Public Offering of Stocks”):

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I. be directed indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

First Paragraph - The execution of the Public Offering of Stocks mentioned in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a concurrent Public Offering of Stocks, under the applicable regulation.

Second Paragraph - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these By-laws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Third Paragraph - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the Public Offering of Stocks, within the maximum terms prescribed in the applicable regulation.

Fourth Paragraph - The obligation to carry out a Public Offering of Stocks under this Article 36 does not apply in the event of a person, stockholder or Group of Stockholders becoming the holder of stocks issued by the Company if the attainment of the Relevant Holding results from: (a) of corporate operations of merger, amalgamation or inCompany of stocks involving the Company, (b) in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering by those with preemptive rights, or also, in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering, due to the amount not having been fully subscribed by those with preemptive rights or that did not have a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings for distribution of stocks (including public offerings of restricted efforts).

Fifth Paragraph - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

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Sixth Paragraph - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, joint-ownership, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controlling companies or companies under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Stockholders Group.

“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The Public Offering of Stocks under Article 36 above may be waived with by the General Meeting subject to the terms below.

First Paragraph - The General Meeting must be convened on first call with the presence of stockholders representing at least two-thirds (2/3) of the total outstanding stocks.

Second Paragraph - If the quorum of First Paragraph is not reached, the General Meeting may be convened on second call, with the presence of any number of stockholders holding outstanding stocks.

Third Paragraph - The resolution on the waiver of the public offering of stocks must occur by the majority of votes of the holders of outstanding stocks present at the General Meeting, excluding the votes of the Acquiring Stockholder.

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CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its stockholders, managers, members of the Supervisory Board, effective and substitute, if any, are obliged to resolve through arbitration, before the Market Arbitration Chamber, under its regulation, any controversy that may arise between them, related to or arising from its condition as issuer, stockholders, managers, and members of the Supervisory Board, in particular arising from the provisions contained in Law No. 6,385, of December 7, 1976, in Law 6,404/76, in the Company’s By-laws, in the rules edited by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as in the other rules applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, tax advisors and other employees who exercise the management position or function in the Company, in the event of any damage or loss effectively suffered by such persons due to the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

First Paragraph - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in fourth paragraph below (“Indemnity Agreement”).

Second Paragraph - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Third Paragraph - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties, in disagreement with the applicable legislation, regulations or administrative decisions, the By-laws and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the Indemnity Agreement.

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Fourth Paragraph - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The values in U.S. dollars mentioned in these By-Laws shall be used exclusively as a reference base for inflation adjustment and shall be converted into Brazilian Reais at the closing sales rate of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 41 - The matters not expressly covered herein shall be resolved in accordance with the laws and regulations in force, including the New Market Regulation.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 10, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.